Mail Stop 4561

May 6, 2008

Christopher W. Wolf
Chief Financial Officer
Acxiom Corporation
1 Information Way, P.O. Box 8180
Little Rock, AR 72203-8180

      Re: **Acxiom Corporation**
                Form 10-K for the Fiscal Year Ended March 31, 2007
                Form 10-Q for the Fiscal Quarter Ended December 31, 2007
                File No. 000-13163

Dear Mr. Wolf:

We have reviewed your response letter dated April 15, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 31, 2008.

10-K for the Fiscal Year Ended March 31, 2007

Item 15. Exhibits and Financial Statement Schedules, page 40

1.   Please refer to prior comment number 1. Elaborate on how the EMC contract had no impact on net earnings or earnings per share and tell us how you accounted for the agreement, including the journal entries recorded. Please also tell us how you determined that the impact of the EMC contract on your cash flow from investing activity was not material, when cash flows from the agreement appear to represent 9.5% and 7.7% of cash flow from investing activity for 2006 and 2007, respectively.

Form 10-Q for the Fiscal Quarter Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

2.   We note your response to prior comment number 3. Tell us if the approximate 44% decrease in deferred revenue during fiscal year 2008 is a result of the one large outsourcing customer choosing to purchase hardware itself outside of your outsourcing arrangement or if additional outsourcing customers have chosen to also purchase hardware outside of your outsourcing arrangements. Additionally, tell us more about the "natural run-off of prior deferred revenue" and whether there is any anticipated impact to future sales revenue as a result of this run-off. In this regard, explain why your outsourcing customers purchasing hardware from alternative sources is not a trend that should be disclosed within your MD&A to inform readers about the potential variability in earnings. Revise future filings accordingly.

                                        * * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457 or David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3730.

                                                Sincerely,

                                                /s/ Stephen Krikorian

                                                Stephen Krikorian
                                                Accounting Branch Chief